================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 29, 2004

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/ Mark Laurie
    -----------------------------
    Name   Mark Laurie
    Title: Company Secretary

Date: 29 July 2004

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

28 JULY 2004

                INTERIM FINANCIAL RESULTS FOR SIX MONTHS ENDED 30
                   JUNE 2004 AND APPENDIX 4D HALF YEAR REPORT

(This release should be read in conjunction with the Second Quarter Mining and Exploration Report, also released today, and with the Annual Report for the year ended 31 December 2003. All dollar figures refer to US dollars unless otherwise specified. All 2003 figures refer to the six months ended 30 June 2003).

FINANCIAL OVERVIEW

                                                   30 JUNE         30 JUNE
                                                     2004            2003
6 months ending                                     (US$M)          (US$M)
Sales revenue                                       100.2            94.7
Gold lease rate fees                                  1.4             1.9
Fair value gains                                      2.4             9.2
                                                    ---------------------
TOTAL REVENUE                                       104.0           105.8

Gross cash costs                                    101.7            86.1
Deferred waste and inventory movements - cash       (21.7)           (4.1)
                                                    ---------------------
TOTAL CASH COSTS                                     80.0            82.0

Depreciation and amortisation                        15.5            13.8
Deferred waste and inventory movements - non-cash    (1.9)              -
Other corporate costs                                10.3             9.3
Exploration                                           3.2             5.9
Net interest                                         (0.9)            1.5
                                                    ---------------------
TOTAL COSTS BEFORE IMPAIRMENT ADJUSTMENTS           106.2           112.5

EARNINGS BEFORE IMPAIRMENT ADJUSTMENTS               (2.2)           (6.7)
Asset impairments                                       -               -
Income tax                                              -               -
                                                    ---------------------

NET EARNINGS/(LOSS)                                  (2.2)           (6.7)

RESULTS FOR ANNOUNCEMENT TO THE MARKET AND KEY POINTS:

- Sales revenue increased by $5.5 million or 5.8% against the six months to June 2003, while total revenue decreased by $1.8 million or 1.7%.

- An average gold price of $ 390/oz was realised during the period, up 12.4% on 2003.

- Net loss after tax decreased by $4.5m against the equivalent period in 2003.

-     No interim dividend is proposed.

-     Exploration expenditure was $3.2m, a reduction of 46% from 2003.

- Gross cash costs were $367/oz, up from $332/oz in 2003. Total cash costs were $289/oz, down from $332/oz in 2003 due to increased waste movements.

- Capital expenditure was up 103.7% from 2003 at $32.8 million, due primarily to construction of the geo-thermal power station and acquisition of additional mining equipment brought forward from 2005.

- Cash balance of $107.2m (2003: $33.4m) and outstanding debt of $19.5m (2003: $55.3m), giving net cash of $87.7m (2003: -$21.9m).

Half Year Report for Six Months Ended 30 June 2004                   Page 1 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

MANAGING DIRECTOR'S REVIEW

Financial results in 2004 continue to be heavily influenced by the lower grades and production levels experienced during the transition from the Minifie pit to Lienetz, while a high proportion of mining activities are directed towards stripping the waste overburden from the Lienetz deposit. The loss of production in the first quarter as a result of the failure of the Linde oxygen plant was also a significant factor. An insurance claim for more than $5m relating to the failure is being pursued with resolution expected in the company's favour during the second half. More generally, pleasing gains are being made in mining and processing operations which should allow the company to benefit more fully from the higher grade years to follow.

The company's cost profile has been affected by a range of factors, including fuel prices and exchange rate movements. We look forward to commissioning our 30 megawatt geothermal power facility in April 2005 and the substantial savings it will generate. Maintenance costs have also been higher, ahead of significant changes in systems and methods, being implemented over the next 12 months.

Our capital investment programme, outlined at the time of the equity capital raising in November and detailed further in February, is progressing well and we remain confident that all identified efficiency gains and cost reductions will be realised.

/s/ Neil Swan
-----------------
NEIL SWAN
MANAGING DIRECTOR

ANALYSIS

All dollar references in this release are to US dollars unless otherwise specified.

PRODUCTION

Gold production at 277,409 oz for the half year, (2003: 259,189 oz) was less than anticipated, having been adversely affected by the oxygen plant failure in March, resulting in suspension of 80% of processing capacity for 20 days. Second quarter production exceeded expectations due to a higher than expected head grade and plant performance.

REVENUE

Gold sales were 282,399 oz for the half year, (2003: 282,841 oz), including 3,500 ounces of gold (amounting to $1.4 million) received from floating lease rate swap contracts included in the hedge book.

The average cash realisation price was  $390 /oz (2003: $347/oz).

Revenue for the half year included fair value gains of $2.4 million, being a favourable but unrealised movement in market value of the floating lease rate swaps contained in the hedge book.

Movements in market value of the effective portion of the hedge book are retained in equity, to be recycled to earnings on delivery of designated production. At 30 June 2004, shareholders equity included a hedging reserve or "mark to market" of negative $166.5 million (2003: negative $68.0 million).

Half Year Report for Six Months Ended 30 June 2004                   Page 2 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

OPERATING COSTS

Mining costs were higher than the corresponding 2003 half year, resulting from the increased maintenance and operating costs associated with acceleration of the overburden waste removal in the Lienetz pit. A fourth O&K RH200 shovel was added to the mining fleet, along with associated trucking fleet and drills to achieve this acceleration. This overburden removal is also reflected in the significant increase in waste deferral.

There has also been increased diesel and oil expenditure as a result of world price increases, while maintenance expenditure for mining equipment has increased as the equipment ages and initiatives to improve availability require some "catch up" maintenance.

Processing costs were higher than the corresponding half year, resulting primarily from the additional maintenance costs associated with the unplanned shutdown of the Linde oxygen plant in March 2004.

General and administrative costs were higher than the corresponding half year, largely as a result of foreign exchange losses associated with holding some of the company's cash reserves in Australian dollars and losses associated with the appreciating PNG kina.

Many costs within the mine and plant, and most significantly for costs of a general and administrative nature, increased against 2003 as a result of the strengthening of both the Australian dollar and the PNG Kina against the US dollar.

DEFERRED WASTE (CHANGE IN ACCOUNTING ESTIMATE)

Coinciding with the completion of mining of phase 4 of the Minifie pit and transition to the Lienetz pit, Lihir has changed its method of calculation of deferred waste from a strip ratio by mining phase to a strip ratio by pit. This is in line with industry practice, reflecting the pit as the basic mining economic unit and aligns waste removal costs more closely with revenue. The change in the basis of calculation from phase to pit has resulted in an extra $3m deferral of costs in the first half of 2004 with a full absorption of direct mine overheads into the applied mining cost, adding a further $5.8m in the first half. The balance of the deferral reflects the increase in waste movement as a result of accelerating stripping of the Lienetz pit with the new mining fleet.

Forecast deferred waste for this year ending 31 December 2004, based on the new method of calculation, is $64m.

STOCKPILES AND PRODUCT INVENTORIES

The increase in inventories is mostly comprised of increase in run of mine ore stockpile inventory value, increasing by $3.6m during the half year. A $1.3m increase in warehouse stores stock has been offset by a reduction of in-process inventories.

EXPLORATION

Exploration activity and costs for the six months has reduced from 2003 with the delineation of the Kapit ore body substantially completed by the end of that year. Lower expenditure is expected to continue in the second half of 2004.

ASSET IMPAIRMENTS

Having reviewed the key parameters for determination of "value in use" of the Group's long-lived assets, the directors have resolved that there is no further impairment recognition or reversal required at this stage.

CASH AND DEBT

At 30 June 2004, Lihir had $107.2m cash on hand, largely as a result of the equity capital raising in November. Debt outstanding was reduced to $19.5 million, following the repayment of $14m for the European Investment Bank's subordinated debt facility in April. Net cash was therefore $87.7m. The Company has a programme of efficiency and cost enhancing capital projects, largely to be undertaken in 2004 and 2005, which will utilise the equity raising proceeds.

Half Year Report for Six Months Ended 30 June 2004                   Page 3 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

                            To Jun        To Jun
                             2004          2003
CASH FLOWS                   ($m)          ($m)
------------------------------------------------
Operating cash flow          (2.0)          3.3
Capital expenditure         (32.8)        (16.1)
Net interest                  1.1          (1.3)
Debt drawdown /             (14.0)         14.7
(repayments)
Equity raised                 2.3             -
Other                           -           0.3
Cash flow                   (45.4)          0.9

Operating cash flows continue to be low in this low gold grade and production year as Lihir transitions from the Minifie to the Lienetz pit. Higher costs were also a factor.

Capital expenditure during the period primarily related to construction of the geothermal power station and acquisition of the additional mining equipment.

HEDGING

During the half year to June 2004 the company delivered 33,257 ounces of gold into hedge contracts at a weighted average price of $339/oz. Hedge contracts relating to 131,707 ounces were rolled into 2005 and 2006.

CONTINGENT ASSET (NOT INCLUDED IN THE  INTERIM RESULTS)

An insurance claim of more than $5m relating to the failure of the Linde oxygen plant in March is being pursued, with resolution expected in the company's favour during the second half of the year.

ACCOUNTING STANDARDS AND AUDIT STATUS

These interim financial statements have been prepared by the company in accordance with International Financial Reporting Standards and reviewed by the company's auditors.

The same accounting policies and methods of calculation, other than the change in method of calculating deferred waste, are employed in these interim financial statements as were used in the financial statements for the year ended 31 December 2003 contained in the company's Annual Report.

Half Year Report for Six Months Ended 30 June 2004                   Page 4 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

FINANCIAL STATEMENTS

INCOME STATEMENT

                                         30 June           30 June
                                           2004             2003
6 Months Ending                           (US$m)           (US$m)
------------------------------------------------------------------
Sales revenue                             100.2             94.7
Gold lease rate fees                        1.4              1.9
Fair value gains                            2.4              9.2
                                         -----------------------
TOTAL REVENUE                             104.0            105.8
Mining expenses                           (39.4)           (34.1)
Exploration expenses                       (3.2)            (5.9)
Processing costs                          (24.6)           (18.1)
Power generation costs                    (13.5)           (13.5)
General administrative costs              (30.7)           (22.9)
Refining, royalty and
management fees                            (3.3)            (4.0)
Deferred mining costs                      22.2             (4.5)
Costs deferred and transferred
to inventories                             17.4             11.4
Low grade stockpile impairment            (16.5)            (5.6)
Depreciation and amortisation             (15.5)           (13.8)
                                         -----------------------
TOTAL OPERATING EXPENSES                 (107.1)          (111.0)

OPERATING PROFIT/(LOSS)                    (3.1)            (5.2)
Interest income                             1.9              0.3
Finance costs                              (1.0)            (1.8)

PROFIT/(LOSS) FROM ORDINARY                (2.2)            (6.7)
ACTIVITIES BEFORE TAXATION

Income tax                                  0.0              0.0

PROFIT/(LOSS) FROM ORDINARY                (2.2)            (6.7)
ACTIVITIES AFTER TAXATION

Earnings per share controlled
entity

- Basic (cents per share)                  (0.2)            (0.6)
- Diluted (cents per share)                (0.2)            (0.6)

RATIOS

                                            Jan-Jun             Jan-Jun
                                              2004                2003
                                             (US$m)              (US$m)
-----------------------------------------------------------------------
Consolidated profit/(loss) from ordinary     -2.1%               -6.4%
activities before tax as a percentage
of total revenues

Profit/(loss) from ordinary activities       -0.4%               -1.7%
after taxation as a percentage of equity

EARNINGS PER SHARE
(EPS)

                                      Jan-Jun           Jan-Jun
                                        2004              2003
                                       (US$m)            (US$m)
-----------------------------------------------------------------
Basic EPS                                 (0.2)             (0.6)
Diluted EPS                               (0.2)             (0.6)
Weighted average number              1,283,986         1,142,334
of ordinary shares
outstanding during the
period used in the
calculation of the Basic EPS
(000's)

Half Year Report for Six Months Ended 30 June 2004                   Page 5 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

BALANCE SHEET

                                                   30 June          31 Dec
                                                     2004            2003
                                                    (US$m)          (US$m)
--------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            107.2           152.6
Derivatives                                            4.0             9.8
Inventories                                           55.7            57.0
Receivables                                            4.5            10.6
Prepayments                                           11.8             0.7
Deferred mining costs                                  0.0             2.8
                                                   -----------------------
TOTAL CURRENT ASSETS                                 183.2           233.5
NON CURRENT ASSETS
Derivatives                                           12.1            11.1
Receivables                                            0.6             0.9
Deferred mining costs                                 51.3            26.3
Mine properties                                      494.4           477.1
                                                   -----------------------
TOTAL NON-CURRENT ASSETS                             558.4           515.4
TOTAL ASSETS                                         741.6           748.9

LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdraft                                         0.0               -
Derivatives                                           30.2            31.4
Accounts payable                                      26.7            20.9
Provisions                                             3.7             4.5
Borrowings                                            19.5             3.5
                                                   -----------------------
TOTAL CURRENT LIABILITIES                             80.1            60.3
NON-CURRENT LIABILITIES
Derivatives                                          151.3           188.9
Provisions                                             8.8             8.3
Borrowings                                             0.0            30.0
                                                   -----------------------
TOTAL NON-CURRENT                                    160.1           227.2
LIABILITIES

TOTAL LIABILITIES                                    240.2           287.5

SHAREHOLDERS' EQUITY

Share capital                                      1,027.5         1,025.3
Revaluation reserves                                (166.5)         (206.5)
Accumulated losses                                  (359.6)         (357.4)
                                                   -----------------------
TOTAL SHAREHOLDERS'
EQUITY                                               501.4           461.4
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                 741.6           748.9

RETAINED PROFITS

                                        30 June           30 June
                                          2004              2003
6 months ending                          (US$m)            (US$m)
-----------------------------------------------------------------
Retained profits                        (357.4)           (377.9)
(accumulated losses) at
the beginning of the
financial period
Profit/(loss) from ordinary               (2.2)             (6.8)
activities after taxation
Net transfers from/(to)                    0.0               0.0
reserves
Net effect of changes in                   0.0               0.0
accounting policies
Dividends and other equity                 0.0             (14.2)
distributions paid or
payable
RETAINED PROFITS                        (359.6)           (398.9)
(ACCUMULATED LOSSES) AT
END OF FINANCIAL PERIOD

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

                                      At 30
                                       Jun       At 31 Dec
                                      2004          2003
Ordinary securities (000's)         1,284,225    1,142,334

NET TANGIBLE ASSET                  As at 30     As at 31
BACKING PER ORDINARY                  June         Dec
SECURITY                              2004         2003
                                    --------     --------
                                      35.4         33.7

Half Year Report for Six Months Ended 30 June 2004                   Page 6 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

CHANGES IN EQUITY

                                    30 June       30 June
                                      2004          2003
                                     (US$m)        (US$m)
---------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD        461.4        426.4

Increase / (decrease) in
share capital                           2.2          0.0

Increase / (decrease) in
hedging reserves                       40.0          1.5

(Increase) / decrease in
accumulated losses                     (2.2)       (21.0)

TOTAL CHANGES IN EQUITY FOR
THE PERIOD                             40.0        (19.5)

BALANCE AT END OF PERIOD              501.4        406.9

CAPITAL WORK IN PROGRESS

                                     30 June      30 June
                                       2004         2003
                                      (US$m)       (US$m)
---------------------------------------------------------
Opening balance                         8.2         18.5
Expenditure incurred                   32.8         16.1
Expenditure written off                 0.0          0.0
Acquisitions, disposals,
revaluation increments, etc             0.0          0.0
Expenditure transferred to
mine properties                       (12.6)       (19.5)

CLOSING BALANCE AS INCLUDED
WITHIN BALANCE SHEET ITEM
"MINE PROPERTIES"                      28.4         15.1

SUBSIDIARIES

                                        Ownership interest
                                            At 30 June
                                               2004
----------------------------------------------------------
Niugini Mining Ltd                             100%
Niugini Mining Australia Pty Ltd               100%

FINANCIAL INSTRUMENT REVALUATION RESERVE

POSITION AS AT 30 JUNE 2004                                           $US (000'S)

The decrease in revaluation reserves is reconciled as follows:

REVALUATION RESERVE AS AT 30 JUNE 2004                                    (166.5)

Which is reconciled as follows:

REVALUATION RESERVE AS AT 30 JUNE 2003                                     (68.0)

Movement in fair value of hedging instruments                             (146.0)
Transfer of realized portion of fair value to income statement               0.5
Realisation of deferred hedging income                                      (0.1)
Realisation of deferred hedging costs.                                       7.1
                                                                      ----------

Net movement for the half year 1 July 2003 to 31 December 2003            (138.5)

REVALUATION RESERVE AS AT 31 DECEMBER 2003                                (206.5)

Movement in fair value of hedging instruments                               29.6
Transfer of realized portion of fair value to income statement.              1.9
Realisation of deferred hedging income                                      (0.3)
Realisation of deferred hedging costs.                                       8.8
                                                                      ----------

Net movement for the half year 1 January 2004 to 30 June 2004               40.0

REVALUATION RESERVE AS AT 30 JUNE 2004                                    (166.5)

Half Year Report for Six Months Ended 30 June 2004                   Page 7 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

STATEMENT OF CASH FLOWS

                                                 Jan-Jun        Jan-Jun
                                                   2004           2003
                                                  (US$m)         (US$m)
-----------------------------------------------------------------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Receipts from operating activities                 115.2          98.2
Payments arising from operating activities        (117.2)        (94.9)
Interest received                                    1.9           0.3
Interest and finance charges paid to third
parties                                             (0.8)         (1.6)
Income taxes paid                                    0.0           0.0
                                                  --------------------
NET CASHFLOWS FROM                                  (0.9)          2.0
OPERATING ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES
Drawdown / (Repayment) of term debt                (14.0)         14.7
Proceeds of equity issue                             2.3           0.0
Underwriting expenses                               (0.1)          0.0
Dividend paid                                        0.0           0.0
                                                  --------------------
NET CASH USED IN FINANCING ACTIVITIES              (11.8)         14.7

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant
and equipment                                      (32.8)        (16.1)
Proceeds on disposal of
fixed assets                                         0.1           0.2
                                                  --------------------
NET CASH USED IN                                   (32.7)        (15.9)
INVESTING ACTIVITIES

NET INCREASE/(DECREASE) IN CASH HELD
Cash and cash equivalents at the beginning
of the year                                        152.6          32.5
Net increase/(decrease) in cash in cash
held                                               (45.4)          0.9
                                                  --------------------
CASH AND CASH                                      107.2          33.4
EQUIVALENTS AT 30 JUNE

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the condensed statement of cash flows) to the related items in the accounts is as follows.

                                      Jan-Jun     Jan-Jun
                                        2004        2003
                                       (US$m)      (US$m)
---------------------------------------------------------
Cash on hand and at bank                 9.1       33.6
Deposits at call                        98.1        0.6
Bank overdraft                           0.0       (0.8)
Other (provide details)                  0.0        0.0
TOTAL CASH AT END OF PERIOD            107.2       33.4

Half Year Report for Six Months Ended 30 June 2004                   Page 8 of 9

LIHIR GOLD LIMITED                                     [LIHIR GOLD LIMITED LOGO]
ARBN 069 803 998
Incorporated in Papua New Guinea

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:

Mark Laurie
Manager - Corporate, Investor Relations
Tel: +61 7 3229 5483 or +675 986 5576
Fax: +675 986 4018
Email:   mark.laurie@lihir.com.pg
Website: www.lihir.com.pg

SHAREHOLDER ENQUIRIES:

Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel: 1300552270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Website: www.computershare.com
E-mail:  john.lawlor@computershare.com.au

ADR DEPOSITORY:

The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Website: www.adrbny.com

WEBSITE
www.lihir.com.pg

PRINCIPAL OFFICE

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

STOCK EXCHANGE LISTINGS

Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

ISSUED CAPITAL

The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B Class shares

DIRECTORS

Ross Garnaut - Chairman
Neil Swan - Managing Director
John O'Reilly
Geoff Loudon
Peter Cassidy

COMPANY SECRETARY

Mark Laurie

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Half Year Report for Six Months Ended 30 June 2004                   Page 9 of 9

[PRICEWATERHOUSECOOPERS LOGO]

                                                          PRICEWATERHOUSECOOPERS
                                                          ABN 52 780 433 757

                                                          6th Floor Credit House
                                                          Cuthbertson Street
                                                          PO Box 484
                                                          PORT MORESBY
INDEPENDENT REVIEW REPORT TO THE DIRECTORS OF LIHIR       PAPUA NEW GUINEA
GOLD LIMITED STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Lihir Gold Limited group comprising the condensed balance sheet, condensed profit and loss statement and condensed statement of cash flows included on pages 5 to 8 in the attached Appendix 4D of the Australian Stock Exchange (ASX) Listing Rules, and the directors declaration, attached thereto is not presented:

- so as to give a true and fair view of the group's state of affairs as at 30 June 2004 and its results and cash flows for the half-year then ended; and

-     in accordance with International Financial Reporting Standard IAS 34:
      Interim Financial Reporting, and other generally accepted accounting practice in Papua New Guinea and the requirements of the Listing Rules of the Australian Stock Exchange Limited.

SCOPE AND SUMMARY OF OUR ROLE

THE FINANCIAL REPORT AND DIRECTORS RESPONSIBILITY

The financial report comprises the condensed balance sheet, condensed profit and loss statement and condensed statement of cash flows for the Lihir Gold Limited Group (the consolidated entity), for the half year ended 30 June 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the PNG Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

THE AUDITOR'S ROLE AND WORK

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the ASX. Our role was to conduct the review in accordance with International Standards on Auditing ISA 910 applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with International Financial Reporting Standard IAS34: Interim

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Financial Reporting, other generally accepted accounting practices in Papua New
Guinea, and ASX Listing Rules relating to half yearly financial reports which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of Company personnel of certain internal controls, transactions and individual items

-     analytical procedures applied to financial data.

We read the other information published with the half year financial report to determine whether it contained any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

INDEPENDENCE

In conducting our review, we followed applicable independence requirements of The Papua New Guinea Institute of Accountants and the Papua New Guinea Companies Act 1997.

/s/ PricewaterhouseCoopers
--------------------------
PricewaterhouseCoopers
By: J C Seeto
Partner

Port Moresby, Papua New Guinea
28 July 2004